> WHAT HAPPENED IN 2005?

International Royalty Corporation (“IRC”) was established to invest in high quality mineral projects through the acquisition or creation of royalties. This strategy generates shareholder value through the exploration, development and exploitation of mineral resources on properties on which we hold royalties, with participation in price changes of the underlying commodities and without exposure to the projects’ development, operating and reclamation costs.

IRC’s royalty portfolio is anchored by an effective 2.7% net smelter return royalty on the world-class Voisey’s Bay nickel/copper/cobalt mine in Newfoundland and Labrador, Canada. This interest and other royalty packages were purchased with the proceeds of our initial public offering that closed on February 22, 2005.

HIGHLIGHTS
Completed 2005’s largest mining-related initial public offering on the Toronto Stock Exchange
Acquired the Voisey’s Bay royalty
Purchased over 60 other royalties
Raised extra working capital to continue portfolio growth
Recruited and retained top management team
Implemented a company branding and investor relations program

I R C 2 0 0 5 A N N U A L R E P O R T …1

reduce investment risk and,at the same time,provide
investor participation across a range of mineral
commodity price cycles.

This was a year of many accomplishments highlighted

by the culmination of over three years of efforts to
Douglas B. Silver	>	DEAR FELLOW SHAREHOLDERS	bring IRC to the public market. In February of last
Chairman and CEO			year, IRC completed the largest mining-related IPO
Douglas J. Hurst		Welcome to the future of mineral investing!	of 2005 on the Toronto Stock Exchange, raising
President, Director		It gives me great pleasure to present to my	CA$192.5 million (including the private placement
		fellow shareholders IRC’s 2005 Annual Report,	of debt of CA$30 million). By way of comparison,the
		highlighting our first year as a public company.	second-largest IPO on the TSX raised CA$40 million,
		International Royalty Corporation (“IRC” or “the	slightly less than 20% of the size of the IRC offering.
		Company”) was created to invest in high-quality	This illustrates our Company’s demonstrated ability
		mineral resource projects through royalty interests.	to raise the capital necessary for major asset
		IRC provides an alternative way to invest in mineral	transactions, as well as the vital relationships our
		commodities through a diversified portfolio of	management team has cultivated and maintains within
		royalties,representing both multiple natural resource	the resource investment community. We intend to
		commodities and mineral projects at every stage of	leverage both of these skill sets during 2006 as we
		the exploration-development-production pipeline.	focus on expanding our asset base through the
		Diversification has two simple objectives — to	acquisition and creation of additional royalties.

…2 I R C 2 0 0 5 A N N U A L R E P O R T

“IRC	represents both multiple natural resource commodities and mineral projects at every stage of the exploration-development-production pipeline.”

The IPO was a tremendous accomplishment and,	and complementary expertise. We believe these
most importantly, provided the means to execute	experienced professionals will provide us with a
our real business objective of assembling a quality	strong competitive advantage.
royalty portfolio. The IPO and concurrent debt
financing gave us the resources needed to purchase	We reviewed over 150 royalty opportunities in 2005.
the world-class Voisey’s Bay royalty, other	Through our disciplined approach,we sorted,filtered
royalty interests and to advance our holdings through	and evaluated these opportunities, focusing on the
further acquisitions. We have made significant	handful that could bring the highest value to our
progress — at the end of 2004, IRC owned one	shareholders. Discipline is a vital behavior in
producing royalty — today we have more than 60	any market, but is critical in a rising commodity
interests, with four in the production stage. We are	price cycle where closing an economically acceptable
working diligently to grow from this base.	transaction requires both patience and prudence.
The acquisition of the Voisey’s Bay royalty took over
A major priority was to assemble an experienced	a year and a half to close, in an environment where
management team to drive the Company forward.	nickel and copper prices rose significantly higher than
In order to maximize our operating margins,	the long-term averages. Keeping patience and
our business model relies on a small staff, making	prudence always in mind,we look forward in 2006 to
the recruitment of top talent vital. In 2005, IRC	advancing a number of attractive targets identified in
was successful in assembling an outstanding	2005, while simultaneously seeking out additional
staff with vast mineral industry credentials	high-value opportunities.

I R C 2 0 0 5 A N N U A L R E P O R T …3

LETTER TO SHAREHOLDERS CONTINUED

It is no secret that global metals and energy
“IRC provides an alternative way	consumption is heading into very interesting and
to invest in	uncharted territory. The natural resource markets
mineral commodities through	seem to be changing at an ever-increasing pace. The
massive industrialization of China, India and other
a diversified portfolio of royalties…”
economies has increased commodity demand beyond
the industry’s supply capability and has

correspondingly increased prices. In addition, the
evident tendency of many of the developed countries
Our first year also focused on a comprehensive	to no longer support mineral development programs
branding and investor relations strategy. We visited	within their borders, despite growing internal
nearly 700 brokers and analysts, issued 14 press	consumption, complicates the situation further. As a
releases and built all of the marketing tools and	result, IRC intends to place additional investigative
information materials appropriate for a public	efforts on investment opportunities in Latin America,
company. Due to the very unique nature of	Africa and Australia during the coming year.
mineral royalties, fundamental investor education is
paramount when building awareness. We have made	We must, however, keep in mind that the current
substantial progress in this area and are expanding	high price environment can easily make some
our efforts in 2006.	royalty acquisitions uneconomic. Despite the long

…4 I R C 2 0 0 5 A N N U A L R E P O R T

“IRC continues to both evaluate new opportunities
and bring to fruition the best transactions identified.”

boom-and-bust history of metal prices, some sellers	portfolio, while at the same time keeping our
once again believe that high prices are here to stay	overhead costs low and sustaining a strong investor
and will never decline. The result of such	relations program.
expectations is an inflated perception of the value of
their interests and a reluctance to sell, based on the	Thank you for investing in International Royalty
long-term realities of resource values. As students of	Corporation. We look forward to a year of
history, we are aware of the pitfalls associated with	continued achievements and real value creation
overpaying for an asset, and we will continue our	for you, our shareholders.
disciplined approach to valuations tempered by
history, research and experience.

We are looking to 2006 as a year of great promise.	Douglas B. Silver
We are expecting the first of many payments from	Chairman and Chief Executive Officer
the Voisey’s Bay royalty, which entered production	March 2006
ahead of schedule and shipped its first concentrates
in November 2005. We continue to both evaluate
new opportunities and bring to fruition the best
transactions already identified. During 2006 we will
provide even further focus on execution of our
business plan, growing and diversifying IRC’s royalty

I R C 2 0 0 5 A N N U A L R E P O R T …5

IRC STRATEGY

>	IRC’S BUSINESS MODEL

	IRC’s management has extensive experience in the	royalty holder has less exposure to factors such as
	evaluation, acquisition and financing of resource	increased capital, energy and labor costs than does a
	projects. From this experience, IRC’s founders	mine operator.
developed a strategy of investing in a diversified
	portfolio of mineral projects through the acquisition	IRC’s business plan was developed to take
	of royalties. Royalties are the right to a share of a	advantage of:
	project’s production, revenues or net income.	Expansion of reserves and production.
	The portfolio includes royalties on mines currently	Exploration discovery successes.
	in production, under development or in the	Progression of projects through the
	feasibility or exploration phase — all stages of	development process towards production.
	the development pipeline.	Increase in commodity prices.
The success of this plan will be dependent on
	Once a royalty has been purchased,it is similar to an	management’s ability to continue to identify and
	annuity in that it pays revenue on production from	acquire projects with unrecognized value.
the resource for the life of the project without
	additional investment.As commodity prices fluctuate,	IRC’s business model combines the strong cash flow
	these cash flows can increase and decrease, but	which we expect to receive from producing royalties
	changes should be far less volatile than those of the	with the low operating costs of a small staff.The high
	projects’ operators. By using a portfolio approach,	margins that we expect to result from this model
	earnings volatility is further reduced. Royalties are	should provide IRC with the necessary cash to
	also not subject to potential liabilities inherent in	continue to grow its portfolio.
operating a mine.
IRC has assembled a database of over 2,300 mineral
	Royalties are distinguished from working interests by	royalties located throughout the world. Our goal is
	not being burdened by an obligation to fund	to use this information, as well as our extensive
	exploration, capital, operating or reclamation costs.	industry knowledge, contacts, and public branding
	Royalties are usually derived from production rather	program, to identify and acquire royalties that build
	than the profits of a project. This means that the	value for our shareholders.

…6 I R C 2 0 0 5 A N N U A L R E P O R T

HISTORY

>	HOW DID IRC EVOLVE?	October 2004
Creation of underwriting syndicate led
	May 2003	by Haywood Securities Inc. and GMP
	International Royalty Corporation	Securities Ltd.
incorporated after IRC signed
a letter agreement with Claude
	Bonhomme to purchase a	February 2005
	0.25% NSR on the Williams Mine.	Listed as Senior Exempt Issuer on
Toronto Stock Exchange under the
symbol “IRC.” Initial offering completed
	August 2003	at CA$4.30 per share for gross proceeds
	IRC raised CA$3.6 million on a private	of CA$162.5 million and CA$30.0 million
	placement basis to purchase	of debt and simultaneous closing on
	Williams royalty.	Voisey’s Bay royalty and five other
royalty portfolios.

September 2003
	First meeting with representatives	July 2005
	of Archean Resources, owner of	Mining and mill commissioned at
	Voisey’s Bay royalty.	Voisey’s Bay.

	August 2004	November 2005
	Letter agreement for Voisey’s Bay	First concentrates shipped from
	royalty signed.	Voisey’s Bay.

Fall 2004
Signed letter agreements for five other
royalty portfolios (comprising 60 royalties).

The following disclosure has been reviewed by Nick Michael, IRC’s qualified person for the purposes of National
Instrument 43-101 and has been derived from the information contained on the following company websites
(as applicable): www.atna.com, www.westerncoal.com, www.stornowaydiamonds.com,
www.indicatorminerals.com, www.goldbeltresources.com and www.techcominco.com.

I R C 2 0 0 5 A N N U A L R E P O R T …7

Royalty Assets

Aviat (1&2)
Canada
Wolverine
Canada
Voisey's Bay
Labrador, Canada
Schaft Creek
Canada
Pinson
Nevada, USA
Williams Mine
Ontario, Canada
Mara Rosa
Brazil
Alto Dorado
Peru

…8 I R C 2 0 0 5 A N N U A L R E P O R T

KUBI VILLAGE
Burkina Faso
BELAHOURO
Burkina Faso

	Commodity
VOISEY'S BAY	Nickel, Copper, Cobalt
PINSON	Gold
WILLIAMS MINE	Gold
BELAHOURO	Gold

IRC 2005 ANNUAL REPORT ...9

VOISEY'S BAY

KEY STATISTICS
Royalty	2.7% effective
net smelter return
Commodity	Nickel, Copper, Cobalt
Location	Newfoundland and
Labrador, Canada
Operator	Inco Limited
Status	Producer

IRC’s ownership of an effective 2.7% net smelter return on Inco’s Voisey’s Bay mine is currently our flagship asset. It is a world-class operation in every aspect: long mine life, in the lowest 10% of the cost curve for nickel mines and recently demonstrated exploration potential.

In August 2004, IRC signed two agreements to acquire all of the outstanding shares of Archean
Resources Ltd. The principal asset of Archean at the time of the signing of the agreements was a 90%
indirect ownership interest in the Voisey’s Bay royalty (effectively a 2.7% NSR royalty) on the Voisey’s Bay nickel-copper-cobalt mine.

The Voisey’s Bay mine is located on the northeast coast of Newfoundland and Labrador, approximately
900 kilometers north-northwest of St. John’s, the capital of Newfoundland and Labrador, Canada. The mine and mill operation is expected to annually produce 110 million pounds of nickel, 85 million pounds of copper and 5 million pounds of cobalt in concentrates.

Inco completed its feasibility study and announced a production decision in early 2003. Final mill commissioning began in July of 2005 with first concentrates produced in September 2005.
Concentrates were shipped in late fall 2005. One shipment went to the Hydromet test facility in
Argentia, Newfoundland and two shipments went to Inco’s smelters in Ontario and Manitoba.

IRC is isolated from development and operating costs at Voisey’s Bay by virtue of the cost structure of the net smelter royalty, although revenue is exposed to changes in smelting, refining and concentrate transportation costs.

VOISEY’S BAY

…10 I R C 2 0 0 5 A N N U A L R E P O R T

The Newfoundland and Labrador Government’s	Hydromet testing is completed, Inco is required to
agreement with Inco regulates the development of	construct either a commercial hydromet facility or a
the mine and mill, and also addresses the	traditional refinery in the province to process Voisey
development of future facilities to process	Bay concentrates.
nickel concentrates from the operation. Inco is
completing the construction of a Hydrometallurgical	In 2005,Inco’s US$15.0 million phase one exploration
demonstration plant in the province to test the	program at Voisey’s Bay continued to generate
technical and economic viability of this advanced	significant new mineralization from the Reid Brook
processing technology. Metal can be extracted from	Zone. Reid Brook is located west of the Ovoid
concentrates using two basic methods: fire, or	open pit. Inco released drilling results from five
chemicals plus heat. Traditional smelters use fire,	holes which completed a section across the zone.
whereas, Hydromet uses chemicals and some heat.	The drill intersections averaged 52 meters grading
There are several advantages to using the Hydromet	2.9% nickel, 1.3% copper and 0.2% cobalt. These
process to replace traditional smelting, including	results suggest an increase in the resource base of
lower capital costs,improved metal recoveries,lower	the mine resulting in extended mine life and/or
emissions and more efficient use of energy. Once the	increased production.

PROVEN AND PROBABLE RESERVES

Category	Tonnes	Nickel %	Copper %	Cobalt %
	(000’s)

Proven &	32.0	2.82	1.54	0.14
Probable
Inco 2004 Annual Report (as of December 30, 2004)

RESOURCES
Category	Tonnes	Nickel %	Copper %	Cobalt %
	(000’s)

Indicated	50.0	1.66	0.78	0.09
Inferred	12.0	1.70	0.70	0.10
Inco 2004 Annual Report (as of December 30, 2004)

I R C 2 0 0 5 A N N U A L R E P O R T …11

PINSON

Since February 2005, Atna has announced large
KEY STATISTICS				exploration and development budgets at the Pinson
Royalty	Varying 1.8 – 3.0%			Gold Project. It has accelerated its option
	net smelter return			expenditure commitments of US$12.0 million over
Commodity	Gold			four years to vest by year-end 2005,some 30 months
in advance of its original obligations.
Location	Nevada, USA
Status	Feasibility			In 2005, Atna drilled 8,900 meters, and completed
over 520 meters of underground workings and
Operators	Atna Resources Ltd. (70%),			metallurgical bench testing. Atna is assembling
Barrick Gold Corporation
	(30% + right to back-in			technical data to advance the project toward a
	for 70%)			feasibility study by verifying resources through

underground work. Completion of technical studies
IRC owns a royalty on a portion of the Pinson Gold				to support the feasibility study are expected
Project located on the Getchell trend of Nevada.This				sometime in the first quarter of 2006. Atna has
royalty is one of the key assets in IRC’s portfolio. At				accelerated the expected production start date to
the time of IRC’s acquisition of the royalty, Atna had				July of 2006. Production plans include underground
recently acquired an option on the project and was in				mining, and transportation of raw ore to a local
the process of determining the project’s reserves and				processing autoclave facility.
resources pursuant to National Instrument 43-101.
NEW ZONE AT PINSON

In addition to the resource determined in February
RESOURCES				2005,Atna has discovered a new zone of high-grade
Category	Tonnes	Gold	Ounces	mineralization called the Ogee Zone. It was first
	(000’s)	g/t		encountered during the advance of the underground

Measured +	1.595	10.1	519,000	workings. Underground sampling has revealed a zone
Indicated				10.7 meters thick, averaging 23.7 g/t gold content.
Follow-up drilling has outlined a zone of material
Inferred	3.820	10.8	1,332,000	which appears to be of a higher grade than the
Atna news release (as of February 23, 2005)				resource previously delineated.

…12 I R C 2 0 0 5 A N N U A L R E P O R T

LAND HOLDINGS

- **Pinson Mining Co.** Patented Land - 3,701.8 acres
- **Leased Patented** Lands - 480.6 acres
- **Pinson Mining Co.** Lode Claims (100%) - 2,254.7 acres
- **Pinson Mining Co.** Lode Claims (41.66%) - 320 acres
- **Leased Unpatented** Lode Claims - 2,122.9 acres
- **Atna-Pinson Mining Co.** Area of Interest

Pinson
N
1 mile

Courtesy of Atna Resources

OGEE ZONE CROSS SECTION UNDERGROUND WORKING

LOOKING NORTH 4° EAST (094° AZIMUTH FAN) IN EASTERN PART OF SECTION 29 ABOVE

West
East
7.0'@0722 oz/ton Au
Upper Comus
Shale
UGOG-002
136'
4800'
9.0'@0.486 oz/ton Au
4.0' @0.133 oz/au
1.9'@0.755 oz/ton Au
15.9'@1.23 oz/ton Au
3.0'@0.763 oz/tom Au
4700'
Lower Cumus
Limestone/Siltstone
147.5'@0.97 oz/ton Au
Mineralized
Zone
UGOG-001&003
386.5'
58.5'@1.69 oz/ton Au
4600'
UGOG-010
382'
UGOG-004
282'
4500'
UGOG-011
(drilled across section)
(partial assay results)
12'@0.270 oz/ton Au
Metasomatized
lower Comus
(skarn)
www.atna.com

I R C 2 0 0 5 A N N U A L R E P O R T …13

WILLIAMS MINE

IRC owns a 0.25% NSR gold royalty on the Williams
KEY STATISTICS
Mine located approximately 35 kilometers east of
Royalty	0.25% net smelter return	the town of Marathon, Ontario, Canada. The
Williams Mine is currently owned and operated
Commodity	Gold	equally by Teck Cominco and Barrick Gold
Location	Ontario, Canada	Corporation and has been operating since
the fall of 1985.
Operators	Barrick Gold Corporation
	and Teck Cominco Limited	The Williams Mine is primarily an underground
operation with some open-pit mining. The
Status	Producer	underground mine is accessed by a 1,300-meter

production shaft and mining is carried out by

long-hole stoping with waste backfill.

“IRC negotiated a fair deal for the		The mill presently operates at the rate of
Williams Mine royalty. I was impressed with		approximately 10,000 tonnes per day, and the
the Company’s development plan and their expertise		owners project that the remaining mine life is
at least eight years.
in mining evaluation. The diligence shown
by IRC indicates that the Company is well managed.”		The royalty was purchased from Claude Bonhomme
	Claude Bonhomme	in August, 2003 for CA$2.9 million.

PROVEN AND PROBABLE RESERVES
	Proven		Probable
Category	Tonnes (000’s)	Grade (g/t)	Tonnes (000’s)	Grade (g/t)

Proven	3.680	5.57	2.060	5.04
Probable	10.280	1.65	7.610	1.70
Total	13.960		9.760
Teck Comico Limited 2004 Annual Report (as of December 31, 2004)

…14 I R C 2 0 0 5 A N N U A L R E P O R T

BELAHOURO

The mineralization is near-surface and of oxide
KEY STATISTICS		composition,thus accessible through open-pit mining
Royalty	2.5% gross sales royalty	methods. Several process approaches have been
evaluated and feasibility and optimization studies
Commodity	Gold	are ongoing.

Location	Burkina Faso	In addition to technical studies related to project
development, Goldbelt has submitted applications
Operator	Goldbelt Resources Ltd.
to the Burkina Faso government to upgrade the
(100%)
license area from an exploration license to an
Status	Pre-Feasibility	exploitation concession.

These resources have been calculated with a
IRC acquired a 2% Gross Sales Royalty on the		cutoff grade of 1.0 g/t. The most recent NI 43-101
Belahouro Project from BHP Billton in		compliant report was conducted by RSG Global and
February 2005.		released in October 2005.

The project’s operator, Goldbelt Resources Ltd.,
became very active on this prospect during 2005 and		RESOURCES
conducted more than 21,000 meters of drilling to		Category	Tonnes	Gold	Gold
upgrade the resource. Data from this work, plus a			(000’s)	(g/t)	(Ounces)

large legacy of test work completed by previous
		Measured +	10.297	2.5	818,000
operators, was condensed in two technical reports,		Indicated
resulting in a 37% increase of the gold resources
associated with the property.		Inferred	2.811	2.0	177,000
Goldbelt Resources Ltd news release (as of October 19, 2005)
Goldbelt is expeditiously moving ahead with its
internal economic evaluation.A feasibility study could
be completed by the second quarter of 2006, with
a possible production decision shortly thereafter.

I R C 2 0 0 5 A N N U A L R E P O R T …15

DIAMONDS

In November 2004, IRC entered into three letter
KEY STATISTICS		agreements with the Hunter Exploration Group to
Royalty	1.0 – 1.25%	acquire one half of its interest in gross overriding
	gross overriding royalty	royalties on diamonds located across approximately
20 million acres (8.297 million hectares) of
Commodity	Diamonds	prospective ground.

Location	Nunavut Territory, Canada	The most active project, Aviat, encompasses
Status	Exploration	8.4 million acres. The operators discovered three
new diamondiferous kimberlite occurrences during
Operators	Stornaway Resources Ltd,	the summer exploration season. All three displayed
	BHPB Diamond Corp.,	high initial diamond counts, but more importantly,
	Shear Minerals,	good- size distributions which suggest the presence
	Indicator Minerals	of larger stones. This brings the total number of

diamondiferous kimberlites on the project to nine.
IRC’s diamond royalty portfolio was actively explored
by property operators during 2005 with more than		Exploration on the Churchill and Churchill West
CA$14.0 million being spent. This royalty portfolio		projects generated 14 new kimberlite pipes this
can be divided into four joint general venture		season, bringing the total to 41 pipes discovered to
areas: Aviat, Churchill, Churchill West and the		date, of which 16 are diamondiferous. Stones found
Indicator Lands.		so far have been smaller than those discovered on

					the Aviat project. These lands contain many targets

EXPLORATION SUMMARY					which are yet to be tested. Over the past three
					seasons,Shear Minerals has been narrowing targeting
		Churchill &	Indicator		criteria and expects to continue testing targets with
	Aviat	Churchill W.	Lands	Total	a drill campaign in 2006.

Budget (millions)	$7.25	$5.00	$2.00	$14.25	Indicator lands cover several claim blocks which do
Kimberlites	9	41	n/a	49	not necessarily join together. These projects are still
					at an early stage of exploration, though the first
Diamondiferous	9	16	n/a	22	round of drilling is expected in the spring of 2006.
pipes
					IRC has other diamond interests in the Coronation
Acres (millions)	8.4	6.9	4.0	19.3
					Gulf and other scattered areas in the north which
www.stornowaydiamonds.com, www.shearminerals.com, www.indicatorminerals.com
					cover approximately 500,000 acres.

…16 I R C 2 0 0 5 A N N U A L R E P O R T

COAL

The lands covered by the royalties include
KEY STATISTICS		three resources of metallurgical coal, of which the
Royalty	0.203% free on board	Perry Creek and EB deposits are being advanced
to production. The operator of the Wolverine
Commodity	Metallurgical Coal	properties, Western has received mine permits for
Location	Northeastern	a 2.4-million-tonne-per-year operation on lands
	British Columbia, Canada	covered by the royalty. Earthworks for the mine
construction started in May 2005 with plans to begin
Status	Under Construction	shipping clean coal in mid-2006.

Operator	Western Canadian	Western announced in March 2005 that it had filed
	Coal (100%)	a petition in the Supreme Court of British Columbia

to set aside a royalty-sharing agreement entered into
In December 2004, the Company signed a letter of		by Western in March 2000 with certain individuals,
agreement with David Fawcett to acquire 20.3% of a		including David Fawcett, with respect to the Mt.
1.0% royalty on coal produced from the Wolverine		Speiker, Perry Creek, Hermann and West Brazion
and Brazion properties located in northeastern		coal properties.The agreement between IRC and the
British Columbia. The royalty payment is predicated		royalty seller has been put in escrow pending the final
on the price received for the coal FOB (free-on-		outcome of the petition. On February 24, 2006,
board), at the Port of Prince Rupert, the export		the Supreme Court of British Columbia upheld
transit location for most, if not all, production. The		the underlying royalty sharing agreement. Subject to
properties are located in the Liard Mining Division		Western’s right to appeal the decision (30 days from
and total four royalty interests. The Wolverine		February 24, 2006), it is anticipated that the
properties are approximately 23 kilometers west of		acquisition will be able to proceed to completion.
Tumbler Ridge, while the Brazion properties are
located southwest of Chetwynd,B.C. The acquisition
of these royalties has not yet closed and may not
close until legal proceedings (as described below)
involving David Fawcett and Western Canadian Coal
Corp. (“Western”) have been completed.

I R C 2 0 0 5 A N N U A L R E P O R T …17

OTHER ROYALTIES

Project	Location	Operator	Metals	Royalty Type	Stage

Almaden - 1	Oaxaca,	Almaden	Cu,Au	2% NSR	Exploration
	Mexico	Minerals

Almaden - 2	Oaxaca,	Almaden	Diamonds,	1% GOR	Exploration
	Mexico	Minerals	non-metallics

Alto Dorado	Peru	Candente	Au,Ag	2.5% NSR	Exploration
Resources Ltd.

Ambrosia Lake	New Mexico,	Rio Algom	U	2% GOR	Exploration
United States

Apex	Utah,	None	Ga, Ge	3% GOR	Exploration
United States

Caber	Quebec,	Metco	Zn, Cu,	1% NSR	Feasibility
	Canada	Resources Inc.	Ag, Au

Clear	Nevada,	Minefinders	Au	3% NSR	Exploration
	United States	Corporation

Dottie	Nevada,	Minefinders	Au	3% NSR	Exploration
	United States	Corporation

Expo /	British Columbia,	Lumina Copper	Cu,Au	10% NPI	Exploration
Hushamu	Canada	Corporation

Gutsy	Nevada,	Minefinders	Au	3% NSR	Exploration
	United States	Corporation

Hasbrouck	Nevada,	Vista Gold	Au	1.5% NSR	Feasibility
Mountain	United States	Corporation

Island Mountain	Nevada,	Gateway Gold	Au	2% NSR	Exploration
(Poorman Creek)	United States

Kubi Village	Ghana	AngloGold Ashanti	Au	3% NPI	Feasibility

Liard /	British Columbia,	TeckCominco	Cu, Mo,Au	3.5% NPI	Exploration
Schaft Creek	Canada

Mara Rosa	Goias, Brazil	Amarillo Gold	Au,Ag	1% NSR	Feasibility

Oro Blanco	Arizona,	Minefinders	Au, Ag	3% NSR	Exploration
	United States	Corporation

…18 I R C 2 0 0 5 A N N U A L R E P O R T

Project	Location	Operator	Metals	Royalty Type	Stage

Pana - 1	Russia	Barrick Gold	PGM, Ni, Cu	0.75% - 1.00% NSR	Exploration
Corporation

Pana - 2	Russia	Barrick Gold	PGM, Ni, Cu	0.5% NSR	Exploration
Corporation

Pana - 3	Russia	Barrick Gold	PGM, Ni, Cu	1.25% - 1.50% NSR	Exploration
Corporation

Qimmiq-1	Nunavut, Canada	Commander	Au	1% - 3% NSR	Exploration
Resources Ltd.

Qimmiq-2	Nunavut, Canada	Commander	Au	2% NSR	Exploration
Resources Ltd.

Qimmiq-3	Nunavut, Canada	Commander	Au	1% GOR	Exploration
Resources Ltd.

Railroad	New Brunswick,	Eastmain Resources	Zn, Cu,	3% NSR	Exploration
	Canada		Ag,Au

Soledad Mountain	California,	Golden Queen	Au,Ag	3% NSR	Feasibility
	United States	Mining

Trenton Canyon	Nevada,	Nevada Mines	Au	3% NSR	Development
(Section 18) - 1	United States	Properties

Trenton Canyon	Nevada,	Nevada Mines	Non-metallics	10% NPI	Exploration
(Section 18) - 2	United States	Properties

Tropico	Sinaloa, Mexico	Almaden Minerals	PGM	2.25% NSR	Exploration

Trozza	Tunisia	Albidon Ltd.	Zn,Ag	2.5% NSR	Exploration

Ulu	Nunavut,	Wolfden	Au	5% NSR	Feasibility
	Canada	Resources Ltd.

Wheeler 7U-1/	Colorado,	Chevron USA	Gas	0.00015672% RI	Production
Anesi 7U-3	United States

Windfall	Nevada,	Staccato Gold	Au	3.2% NSR	Exploration
	United States	Resources Ltd.

Yellowknife	Northwest	Erex International Ltd. Li		2% NPI	Exploration
Lithium	Territories,
Canada

I R C 2 0 0 5 A N N U A L R E P O R T …19

FAQ

>	WHAT IS A ROYALTY?

	The contractual right to a share of revenues or		The commodity price entering the calculation may be
	operating profits generated by commercialization of		the actual sales price realized,a value experienced by
	an owner’s rights or property.		a particular commodity exchange or index such as
the LME, or some other measure reflecting the
>	HOW ARE ROYALTIES FORMED?		economic value of the product at a particular point.
	In the natural resource sector royalty interests are		For example, in some mining sectors such as coal,
	typically created by four methods:		iron ore and industrial minerals, the price may be
designated as the Free-on-Board (“FOB”) value; a
	A land owner leases or sells real property rights in		trade term indicating that the producer is to deliver
	exchange for a royalty on future production.		goods on board a truck,railcar or vessel at a location
	A prospector, group of prospectors or mineral		designated by the buyer. Any royalty due thus reflects
	company may retain royalties as a form of		the value of the product at the transfer point, rather
	consideration associated with the sale of an		than the lower price at the mine mouth.
asset they are no longer interested in exploring
	or developing.		Variable Royalties offer the holder the opportunity to
participate both in increasing production volumes
	Companies,like IRC,provide financing in return for		and climbing commodity prices.
a royalty on the asset.
Fixed Royalties are based on a fixed payment tied to
>	WHAT TYPES OF ROYALTIES		a physical measure, such as pounds or ounces
	ARE THERE?		produced, or tonnes mined, milled or processed.
	There are two general types of mineral royalties,		Such royalty rates are expressed as a set monetary
	Variable Royalties and Fixed Royalties. Variable		amount per ounce or tonne. The fixed rate payment
	Royalties pay out sums on the basis of a royalty rate		precludes the royalty holder from participating in
	multiplied by the production volume and a		commodity price increases. The holder does
	commodity price. Royalties of this type include Gross		however benefit from increases in production rates.
Royalties (based on the Gross Revenues received
	from sale of production), Net Smelter Returns	>	HOW DOES IRC LOCATE ROYALTIES
	(based on Gross Revenues less Smelting, Refining		FOR ITS PORTFOLIO?
	and Transportation Costs) and Net Profits or		IRC has assembled a database of over 2,300 royalties
	Net Proceeds Royalties (based on a percentage of		attached to non-petroleum mineral properties
	the Net Profits or Net Proceeds generated by the		throughout the world. IRC employs a dedicated
	mining operation).		research staff to continually build and update this

…20 I R C 2 0 0 5 A N N U A L R E P O R T

		>	HOW DOES IRC DIFFER FROM A	ROYALTY TYPES

TRADITIONAL MINING COMPANY?
	portfolio. Additionally, our staff and management			Variable Royalty
	team continually leverage its extensive industry		The major difference between IRC and a traditional	Gross Overriding
	network to identify new opportunities. Furthermore,		mining company is that IRC has no responsibility for	Royalty (“GOR”)

	the success of the IPO and the Voisey’s Bay royalty		exploration, development or mine operation	Gross Sales Royalty
	acquisition have caused many royalty owners to		expenses. Because IRC holds royalties on mining	(“GSR”)

	bring new acquisition opportunities to us		properties, it makes expenditures only for the initial
	for consideration.		capital necessary to purchase the royalty.	Net Smelter Return
Royalty (“NSR”)

>	WHY ARE SO MANY OF IRC’S		Royalty owners are also insulated from labor, energy	Net Profits or
	ROYALTIES IN NORTH AMERICA?		and materials cost escalation to which the mine	Proceeds Interest
			operator is exposed. The implication is that a royalty	Royalty (“NPI”)

The majority of the world’s public mining companies
			holder can receive payments even if an operating	Free on Board
	are Canadian. It is common for these companies to		mine is not profitable.	Royalty (“FOB”)

use royalties as a transactional term. Canadian
	companies have been exporting the use of royalties	>	WHAT ARE THE BENEFITS OF	Sliding Scale
	for more than 20 years. Over time this has lead other		ROYALTY FINANCING TO	Royalty

	nationalities to accept and employ royalties in their		THE SELLER?
Fixed Royalty
deal structures.
			For a company looking to move a mining project	$/Tonne Mined

>	HOW IS IRC DIFFERENT FROM AN		forward on the development timeline, royalty
$/Tonne Milled
	INCOME TRUST?		financing offers an alternative to debt and equity	or Processed
financing. With a royalty, no equity dilution occurs

	Income trusts are investment vehicles designed to		and a debt payment obligation does not exist. A	$/Li

eliminate corporate taxes. Part of their structural
			royalty only pays if the mine goes into production,	$/Oz

	design assumes that the operator will pay out the		which means that the business interests of the royalty
	majority of the income as a dividend to the unit		owner and the operator are fully aligned.	Fixed $/Year
holders. This payout necessarily limits the growth
potential of these entities.

IRC’s goal is to capture 5% of the global market for
mineral royalties. We estimate this to be US$100
million. A royalty trust would be unable to achieve
this dramatic growth.

I R C 2 0 0 5 A N N U A L R E P O R T …21

MANAGEMENT'S DISCUSSION AND ANALYSIS

This management’s discussion and analysis (“MD&A”) of financial position and results of operations of International Royalty Corporation (the “Company” or “IRC”) has been prepared based on information available to the Company as of February 28, 2006 and should be read in conjunction with the Company’s consolidated financial statements and related notes thereto as of and for the year ended December 31, 2005. All amounts are in U.S. dollars unless specifically stated otherwise.

Additional information relating to the Company, including the Company’s annual information form is available on SEDAR at www.sedar.com, or at the Company’s website at www.internationalroyalty.com

CAUTIONARY STATEMENT ON FORWARD LOOKING INFORMATION

Some of the statements contained in this document are forward-looking statements, such as statements that describe IRC's future plans, intentions, objectives or goals, including words to the effect that IRC or management expects a stated condition or result to occur and specifically IRC’s anticipation that its first payment from the Voisey’s Bay royalty will be received during 2006. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond the Company’s ability to control or predict. Actual results and developments may differ materially from those contemplated by such forward-looking statements depending on, among others, such key factors as the timing of Voisey’s Bay Nickel Company’s booking of proceeds under applicable sales agreements. The forward-looking statements included in this document represent IRC’s views as of the date of this document.While IRC anticipates that subsequent events and developments may cause IRC’s views to change, IRC specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing IRC’s views as of any date subsequent to the date of this document. Although IRC has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on any forward-looking statements.

MATERIAL ASSUMPTIONS

IRC’s statement in this document regarding its anticipated timing of a royalty payment is based on certain assumptions. Such assumptions include, but are not limited to, the validity of statements made by Inco to IRC directly, Inco’s statements in the public domain and that the terms of the applicable sales agreements for the concentrate will be consistent with statements made by Inco to IRC.

…22 I R C 2 0 0 5 A N N U A L R E P O R T

SUMMARY OF FINANCIAL INFORMATION:

			Period from
	Year ended		May 7, 2003
	December 31,		to December 31,

($ thousands, except per share data)	2005	2004	2003

Statement of Operations
Royalty revenues	$ 425	$ 357	$ 178
Amortization of royalty interest
in mineral properties	363	277	143
General and administrative	2,280	636	254
Net loss	(8,495)	(645)	(213)
Basic and diluted loss per share	(0.17)	(0.08)	(0.03)
Statement of Cash Flows
Cash used in operating activities	(1,789)	(161)	(143)

		December 31,

	2005	2004	2003

Balance Sheet
Total assets	255,165	3,502	2,359
Senior Secured Debentures	21,368	—	—
Shareholders’ equity	159,894	2,758	231

FINANCIAL PERFORMANCE

FINANCIAL OVERVIEW

The Company’s profile changed dramatically on February 22, 2005 with the successful completion of its initial public offering (“IPO”), raising gross proceeds of CA$162,500,000 on the sale of 37,790,698 common shares of the Company (“Common Shares”). The Company also raised an additional CA$30,000,000 in gross proceeds through the sale of units (the “Unit Offering”), consisting of 1,395,360 Common Shares and CA$30,000,000 in senior secured debentures. The proceeds were used for the indirect acquisition of the Voisey’s Bay royalty interest and other royalty interests as further described in the Company’s consolidated financial statements as of and for the years ended December 31, 2005 and 2004.

During 2004, all of IRC’s executives and employees were on a part-time basis and/or were paid reduced salaries in order to preserve our cash resources. In addition, IRC’s directors were paid no fees during 2004 and professional fees were kept to a minimum. With the completion of the IPO, all employees are now being paid their stated salaries, and additional employees have been hired to accommodate the increased demands of a public company, and to assist the Company in the identification, assessment and acquisition of new royalty interest opportunities. We have added new directors, and have begun to pay our outside directors fees comparable to those of companies similar to IRC. Professional fees, filing and listing fees, printing and mailing costs, insurance, and other costs associated with being a public company have increased as a result of our IPO. In addition, the Company’s larger cash position and senior secured debentures have resulted in an increase in interest income and interest expense during 2005 compared to prior periods.

I R C 2 0 0 5 A N N U A L R E P O R T …23

Loss before income taxes for the year ended December 31, 2005 was $9,074,000 or $0.18 per share compared to a loss of $645,000 or $0.08 per share for the year ended December 31, 2004. During 2005, the Company issued 3,978,000 stock options to its directors, officers and employees, resulting in a charge of $4,992,000 to stock-based compensation expense during the year, compared to $92,000 for the year ended December 31, 2004. General and administrative expenses increased from $636,000 for the year ended December 31, 2004 to $2,280,000 during the year ended December 31, 2005. Legal, accounting and other professional fees accounted for $380,000 of the increase, as the Company required assistance with its ongoing filing and compliance requirements, tax preparation and planning issues, and also with the implementation of its shareholders’ rights plan. Salaries and benefits increased by $520,000 due to the transition to full time salaries and the increase in the number of employees described above. The increase in personnel also contributed to an increase in travel and entertainment costs during 2005 of $116,000. Investor relations costs increased by $186,000 during the year to $208,000 compared to $22,000 during the same period of 2004. The Company had its first annual meeting during 2005, contributing to an increase in printing costs of $41,000. Other increases included directors’ fees, $66,000; insurance expense, $114,000; listing, filing and transfer fees of $60,000 and; general office costs of approximately $79,000. Business development expenses were $263,000 during the year ended December 31, 2005 compared to $nil in 2004 and impairment of royalty interests in mineral properties was $64,000, compared to $nil in 2004. The Company incurred $1,826,000 of interest expense during the year related to the senior secured debentures, and also earned $374,000 of interest income from investment of excess cash, short-term investments and restricted cash compared to $nil in the previous year. The Company also incurred a foreign currency loss of $85,000 during the year ended December 31, 2005, due to a stronger Canadian dollar, consisting primarily of a loss of $1,419,000 on the senior secured debentures, partially offset by a gain of approximately $1,015,000 from cash, short-term investments, and restricted cash held in Canadian dollar denominated accounts and also by a change in the value of the Company’s future income tax assets of $325,000.

REVENUE AND OPERATIONS

During the year ended December 31, 2005, royalty revenues increased to $425,000 from $357,000 during the previous year, partially due to an increase in the ounces of gold produced at the Williams Mine during the period and also due to an increase in the average price of gold from $409 during 2004 to $445 during 2005.

Amortization is computed based upon the units of production method over the life of the mineral reserves of the underlying property. At December 31, 2004, the Williams Mine operator adjusted the estimated reserves of the mine downward by approximately 18% from its previous estimate. This has resulted in an increased rate of amortization over the remaining life of the Williams Mine royalty interest and a corresponding reduction in gross profit from royalty interests. Amortization on mineral properties increased from $277,000 in the year ended December 31, 2004, to $363,000 during 2005. The increase can be attributed to the increased rate of amortization described above and also due to the increase in ounces produced at the Williams Mine during 2005.

…24 I R C 2 0 0 5 A N N U A L R E P O R T

FINANCIAL POSITION, LIQUIDITY AND CAPITAL RESOURCES

OPERATING CASH FLOW

Cash used in operating activities, CASH FLOW before changes to non-cash working capital items, was $2,017,000 during the year ended December 31, 2005 compared to $277,000 during the year ended in 2004. General and administrative expenses excluding non-cash items increased by $1,632,000 during 2005, due to the increased costs previously described. Interest expense excluding non-cash items was $1,168,000 during 2005 and $nil in 2004. Business development expenses were $263,000 during the year ended December 31, 2005, compared to $nil in the same period a year ago. These decreases were offset by interest income of $374,000, a currency gain on cash balances of $885,000 compared to a loss of $2,000 in 2004, and increased royalty revenues of $68,000.

INVESTING ACTIVITIES

During the year ended December 31, 2005, IRC acquired the Voisey’s Bay royalty interest for cash consideration of $124.1 million, and additional royalty portfolios from John Livermore, Hecla Mining Company, the Hunter Exploration Group and BHP Billiton Worldwide Exploration Inc. for total cash consideration of $1.5 million. IRC also has invested a total of $1.7 million in restricted cash during the period, including $1.4 million into an interest escrow account for the senior secured debentures and $300,000 in escrow for the completion of a pending royalty interest acquisition. The Company also invested approximately $1.7 million in short-term investments during 2005.

FINANCING ACTIVITIES

On February 22, 2005, the Company completed its IPO of 37,790,698 Common Shares at CA$4.30 per Common Share for gross proceeds of CA$162,500,000. Coinciding with the IPO, the Company also completed a “Unit Offering” for gross proceeds of CA$30,000,000. The Unit Offering consisted of CA$30,000,000 of 5.5% senior secured debentures (the “Debentures”) due February 22, 2011 and 1,395,360 Common Shares. Proceeds received during 2005 are summarized as follows:

($ in thousands)	CA$	US$

Gross proceeds from the IPO	162,500	131,659
Gross proceeds from the Unit Offering	30,000	24,321
Agents’ commission and expenses of offering	(16,220)	(13,087)

Net proceeds	176,280	142,893

CASH RESOURCES AND LIQUIDITY

The Company had a cash and short-term investment position of $14.5 million at December 31, 2005 and working capital of $15.9 million, an increase of $13.6 million and $14.9 million, respectively, from December 31, 2004. The large increase during the year is a result of the Company’s completion of its IPO and the Unit Offering during the period, reduced by expenditures for the acquisition of the royalty interests and administrative costs as described above.

The Company’s near-term cash requirements are limited to general and administrative, and business development expenses. As a royalty company, there are no requirements for exploration, feasibility, development or capital expenditures. Royalty acquisitions are discretionary in nature and will be consummated through the use of cash, as available, or through the issuance of Common Shares.

I R C 2 0 0 5 A N N U A L R E P O R T …25

The Company believes that cash and short-term investments available at December 31, 2005 will be sufficient to cover the cost of general and administrative and business development expenses at least through 2006. With the commencement of production at the Voisey’s Bay mine and the corresponding revenue to be received from the Voisey’s Bay Royalty, anticipated in 2006, the Company expects to have sufficient cash flow to meet all of its cash needs into the foreseeable future. The Company’s contractual obligations for future payments are summarized as follows:

($ in thousands )	Debenture Principal
Year	Obligations (1)

2006	$—
2007	—
2008	—
2009	—
2010	—
2011	25,740

Total	$25,740

(1)	The obligation is denominated in CA$. All amounts were converted to US$ equivalents using an exchange rate of US$1.00 to CA$1.1655.

FINANCIAL POSITION

The Company has recorded an adjustment to the purchase price of the Archean acquisition (Voisey’s Bay Royalty) and its POSITION Hunter Royalty Portfolio to reflect the fact that the Company has no amortizable basis in these assets for Canadian income tax purposes. The effect of the adjustments is to increase the value of the respective royalty interests and to record an offsetting adjustment to future income taxes. This adjustment will have no impact on either past or future cash flows of the Company. Recording of the future income tax liability has also resulted in the recognition of tax benefits related to the Company’s tax net operating losses, and certain expenses of the IPO and the Unit Offering. Details of the balance in future income taxes at December 31, 2005 are as follows:

(in thousands of $)
Adjustment to royalty	$78,239
interests in mineral properties Adjustment to share issue costs	(3,112)
Net operating losses	(2,484)
Discount on senior secured debentures	641
Other, net	(132)

$73,152

During the year ended December 31, 2005, the Company issued 3,978,000 stock options to its directors, officers and employees. The stock options were at a weighted average exercise price of CA$4.19 per share and vested over periods ranging from 0 to 3 years at the time of issuance.

…26 I R C 2 0 0 5 A N N U A L R E P O R T

RELATED PARTY TRANSACTIONS

IRC subleased its corporate headquarters office space in Denver, Colorado from a company controlled by the chairman and chief executive officer of the Company through May 2005.The terms of the sublease were the same as the original underlying lease. Rent expense under the sublease during 2005, 2004 and 2003 was $10,000, $24,000, and $12,000, respectively. During the years ended December 31, 2005 and 2004, and the period ended December 31, 2003, IRC incurred legal fees of CA$12,000, CA$42,000 and CA$35,000, respectively, from a law corporation related to one of its directors.

These amounts are recorded at the exchange amount, which is the amount of consideration established and agreed to by the related parties. These expenses are included in general and administrative expenses on the statement of operations. There were no amounts due from or to related parties at December 31, 2005 and 2004.

QUARTERLY INFORMATION

Loss before income taxes for the quarter ended December 31, 2005 was $956,000 or $0.02 per share compared to a loss of $229,000 or $0.03 per share for the quarter ended December 31, 2004. General and administrative expenses increased by $378,000 to $633,000 during the quarter ended December 31, 2005, compared to the quarter ended December 31, 2004. Salaries and benefits increased by $144,000 to $234,000 due to the transition to full time salaries and the increase in the number of employees described above. Stock-based compensation was $125,000 during the fourth quarter of 2005 compared to $nil during 2004. Investor relations costs were $62,000 during the quarter compared to $22,000 during the same period of 2004. Legal, accounting and other professional fees accounted for $35,000 of the increase, as the Company required assistance with its ongoing filing and compliance requirements, and also with tax preparation and planning issues. Other general and administrative increases during the period included directors’ fees, $13,000; insurance expense, $32,000; listing, filing and transfer fees of $24,000; printing and reproduction, $9,000; travel and entertainment costs, $25,000 and; general office costs of approximately $18,000. During the quarter ended December 31, 2005, business development expense was $58,000 compared to $nil for the same period in 2004. In 2005,IRC incurred $553,000 of interest expense during the quarter related to the senior secured debentures, and also earned $113,000 of interest income from investment of excess cash and restricted cash compared to $nil in the previous year. The Company also realized a foreign currency gain of $276,000 during the quarter due to the strengthening of the Canadian dollar.

During the quarter ended December 31, 2005, royalty revenues increased to $113,000 from $96,000 in the same quarter of 2004, due primarily to an increase in the average price of gold from $434 in 2004 to $485 in 2005.

Cash used in operating activities, before changes to non-cash working capital items was $758,000 during the quarter ended December 31, 2005 compared to $161,000 during the quarter ended December 31, 2004. Cash general and administrative expenses increased by $372,000 during 2005, due to the increases previously described. Cash interest expense was $354,000 and business development expenses were $58,000 during the quarter ended December 31, 2005, compared to $nil in the same period a year ago. These decreases were offset by interest income of $113,000, a cash foreign currency gain of $53,000 compared to a loss of $3,000 in the 2004 period, and an increase in royalty revenues of $17,000.

I R C 2 0 0 5 A N N U A L R E P O R T …27

The following table provides selected financial data derived from the Company’s eight most recently completed quarters.

($ in thousands, except		2005				2004

per share data)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Statement of Operations
Royalty revenues	$113)	$107)	$107)	$98)	$96)	$73) $	102)	$86)
Net loss	(761)	(1,128)	(989)	(5,617)	(229)	(104)	(110)	(202)
Basic and diluted
loss per share	(0.01)	(0.02)	(0.02)	(0.20)	(0.03)	(0.01)	(0.01)	(0.02)

The large increase in the net loss in the first quarter of 2005 is due primarily to a charge to stock-based compensation of $4,651,000 related to the initial issuance of stock options upon completion of the Company’s IPO in February 2005. In addition, all of the quarters of 2005 were impacted by the increased administrative burden resulting from the Company’s IPO, as discussed above.

The higher net loss in the third quarter of 2005 was primarily a result of a foreign currency loss of $409,000 during the quarter.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the consolidated financial statements of the Company,and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates by a material amount. Management’s estimate of mineral prices, operators’ estimates of proven and probable reserves related to the underlying royalty properties and operators’ estimates of operating, capital and reclamation costs upon which the Company relies, are subject to certain risks and uncertainties. These estimates affect revenue recognition, amortization of royalty interests in mineral properties and the assessment of recoverability of the royalty interests in mineral properties.The estimated fair values of stock options require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate of the stock options. Although management has made its best assessment of these factors based upon current conditions, it is possible that changes could occur, which could materially affect the amounts contained in the consolidated financial statements of the Company.

ROYALTY REVENUE

Royalty revenue is recognized when management can estimate the payable production from mine operations, when the underlying price is determinable, when collection is reasonably assured and pursuant to the terms of the royalty agreements. In practice, management has used a rolling average of royalty receipts to estimate future receipts. Differences between estimates of royalty revenue and the actual amounts are adjusted and recorded in the period in which the amounts of the differences are known. In some instances (i.e. a new operation), the Company will not have access to sufficient current or historical information regarding payable production to make a reasonable estimate of revenue. In these instances, revenue recognition is deferred until the Company can make a reasonable estimate and will generally be recorded on a cash basis until sufficient history is available to make a reasonable estimate.

…28 I R C 2 0 0 5 A N N U A L R E P O R T

AMORTIZATION OF ROYALTY INTERESTS IN MINERAL PROPERTIES

Acquisition costs of production and development stage royalty interests are amortized using the units of production method OF ROYALTY INTERESTS IN MINERAL PROPERTIES over the life of the mineral property, which is determined using available estimates of proven and probable reserves. Acquisition costs of royalty interests on exploration stage mineral properties, where there are no proven and probable reserves, are not amortized. At such time as the associated exploration stage mineral interests are converted to proven and probable reserves, the cost basis is amortized using the units of production method over available estimates of proven and probable reserves. Adjustments to payable production from mine operations, as discussed in the paragraph above, would result in a corresponding adjustment to the amortization of the acquisition costs.

ASSET IMPAIRMENT

The Company evaluates long-lived assets for impairment when events or circumstances indicate that the related carrying amounts may not be recoverable. The recoverability of the carrying value of royalty interests in production and development stage mineral properties is evaluated based upon estimated future undiscounted net cash flows from each royalty interest using available estimates of proven and probable reserves.

The Company evaluates the recoverability of the carrying value of royalty interests in exploration stage mineral properties in the event of significant decreases in the price of the underlying mineral, and whenever new information regarding the mineral property is obtained from the operator that could affect the future recoverability of the royalty interest.

Impairments in the carrying value of each royalty interest are measured and recorded to the extent that the carrying value in each royalty interest exceeds its estimated fair value, which is calculated using future discounted cash flows.

STOCK OPTIONS AND WARRANTS

The Company determines the fair value of awards to both employees and non-employees, and these amounts are recognized as an expense over the vesting period of the related option. Compensation expense for options and warrants granted are determined based on estimated fair values of the options and the warrants at the time of grant.

NEW ACCOUNTING GUIDANCE
AND SIGNIFICANT ACCOUNTING POLICIES

SHORT TERM INVESTMENTS

Short-term investments, which are liquid investments that are readily convertible to known amounts of cash, are carried at the lower of amortized cost plus accrued interest and market value. Gains and losses on disposal of short-term investments are included in investment income in the period of realization. Premiums or discounts are amortized over the remaining maturity of the instrument and reported in interest income in the consolidated statement of operations.

I R C 2 0 0 5 A N N U A L R E P O R T …29

VARIABLE INTEREST ENTITIES

The Company has adopted Accounting Guideline 15 (AcG-15) “Consolidation of Variable Interest Entities (VIE)” effective January 1, 2005, whereby the guideline establishes when a company should consolidate a variable interest entity in its financial statements. AcG-15 provides the definition of a VIE and requires a VIE to be consolidated if a company is at risk of absorbing the VIE’s expected losses, or is entitled to receive the majority of the VIE’s expected residual returns, or both. The adoption of Accounting Guideline 15 has not had a material impact on the Company.

DEFERRED FINANCING CHARGES

Financing costs related to the issuance of the Debentures are deferred and amortized over the six-year term of the related CHARGES debt using the effective yield method.

SENIOR SECURED DEBENTURES

Proceeds from the Unit Offering were allocated into debt and equity components based upon their respective fair market values. The carrying value of the Debentures is being accreted to their maturity value through charges to interest expense over the term of the Debentures based on the effective yield method.

NEW ACCOUNTING PRONOUNCEMENTS

COMPREHENSIVE INCOME

CICA Handbook Section 1530 – Comprehensive Income introduces new standards for reporting and display of comprehensive income. Comprehensive income is the change in equity (new assets) of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners.

Section 1530 applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. The Company has not yet determined when it will adopt this standard. Financial statements of prior periods are required to be restated for certain comprehensive income items. In addition, an enterprise is encouraged, but not required to present reclassification adjustments, in comparative financial statements provided for earlier periods.

The Company has not yet assessed what impact, if any, adoption of this statement will have on the Company’s financial statements.

EQUITY

CICA Handbook Section 3251 – Equity,replaces Section 3250 – Surplus. It establishes standards for the presentation of equity and changes in equity during a reporting period.

Section 3251 applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. The Company has not yet determined when it will adopt this standard. Financial statements of prior periods are required to be restated for certain specified items. For all other items, comparative financial statements presented are not restated, but an adjustment to the opening balance of accumulated other comprehensive income may be required.

The Company has not yet assessed what impact, if any, adoption of this statement will have on the Company’s financial statements. The Company does not expect the adoption of this statement to have a significant impact on the operations of the Company.

…30 I R C 2 0 0 5 A N N U A L R E P O R T

OUTLOOK

During November 2005, Inco Limited announced its first shipment of nickel concentrate from the Voisey’s Bay mine and subsequently announced production of its first finished nickel product from the Voisey’s Bay mine in early January 2006. This schedule should result in the recognition of the Company’s first royalty revenue from Voisey’s Bay during 2006 and a corresponding increase in amortization of the royalty interest. In addition, the Company will incur a full year of post-IPO general and administrative expenses, interest expense and interest income during 2006, compared to 10 months during 2005. Because the Company acquired the shares of Archean instead of a direct interest in the Voisey’s Bay Royalty, the Company will have no amortizable basis for Canadian income tax purposes, which may have an adverse impact on the Company’s current tax liability once payments from the Voisey’s Bay Royalty begin.

The Company’s Debentures are denominated in Canadian dollars. In order to partially offset the foreign currency risk associated therewith,the Company maintains all cash balances in Canadian dollar accounts.All excess cash is invested in short-term, interest bearing securities until they can be utilized for the acquisition of other royalty interests. The interest income from those investments will be offset by interest expense on the Debentures.

OUTSTANDING SHARE DATA

As of February 28, 2006, there were 57,030,268 Common Shares outstanding. In addition there were 3,978,000 director and employee stock options with exercise prices ranging between CA$3.67 and CA$4.80 per share. There were also 1,496,248 warrants outstanding, allowing the holders to purchase Common Shares at CA$3.00 per share and 424,710 warrants outstanding which allow the holders to purchase Common Shares at CA$0.80 per share. All warrants expire on February 22, 2007.

DISCLOSURE CONTROLS AND PROCEDURES

In accordance with National Instrument 52-109 respecting certification of disclosure in issuers’ annual and interim filings, the Chief Executive Officer and the Chief Financial Officer (the “Disclosure Committee”) have evaluated the effectiveness of the Company’s disclosure controls and procedures for the year ended December 31, 2005. Generally, the Disclosure Committee has concluded that the Company’s disclosure controls and procedures provide reasonable assurance that (i) information required to be disclosed by the Company in its annual filings, interim filings or any other report filed or submitted by it under applicable securities legislation is recorded, processed, summarized and reported within the prescribed time periods, and (ii) information required to be disclosed in the foregoing filings or reports is accumulated and communicated to the Company’s management, including its Chief Executive Officer and the Chief Financial Officer to allow timely decisions regarding required disclosure.

FACTORS AFFECTING OPERATING RESULTS

The following discussion pertains to the outlook and conditions currently known to management which could have a material impact on the financial condition and results of the operations of the Company. This discussion, by its nature, is not all-inclusive. It is not a guarantee that other factors will or will not affect the Company in the future.

I R C 2 0 0 5 A N N U A L R E P O R T …31

FLUCTUATION IN MINERAL PRICES

Mineral prices have fluctuated widely in recent years. The marketability and price of metals, minerals and gems on properties for which the Company holds royalty interests will be influenced by numerous factors beyond the control of the Company.

FOREIGN CURRENCY FLUCTUATIONS

The Company’s royalty interests are subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position and results.There can be no assurance that the steps taken by management to address foreign currency fluctuations will eliminate all adverse effects and, accordingly, the Company may suffer losses due to adverse foreign currency fluctuations.

COMPANY VALUATION HEAVILY DEPENDENT ON VOISEY'S BAY ROYALTY

The Company’s valuation is presently heavily weighted with the value of The Voisey’s Bay Royalty. The Voisey’s Bay Royalty is very material to the Company’s ability to generate revenue. Therefore, the risk associated with the Company’s valuation is heightened in the event that the Voisey’s Bay operation does not perform as expected.

RECOVERABILITY OF RESOURCES AND RESERVES

The figures provided in connection with reserves and resources in respect of the properties in which the Company has acquired royalty interests are estimates and no assurance can be given that full recovery of the anticipated tonnages and grades will be achieved or that any indicated level of recovery will be realized. The ore actually recovered may differ from the estimated grades of the reserves and resources. Future production could differ from reserve and resources estimates for, among others, the following reasons:

(a) mineralization or formations could be different from those predicted by drilling, sampling and similar examinations;

(b) increases in operating mining costs and processing costs could adversely affect whether the mineralization remains as a reserve or resource;

(c) the grade of the reserves or resources may vary significantly from time to time and there is no assurance that any particular level of mineralization will be recovered from the reserves or resources;

(d) declines in the market prices of metals may render the mining of some or all of the reserves uneconomic;

(e) unexpected penalties may be imposed by smelters or refiners; and

(f) the metallurgy may turn out differently than that anticipated.

…32 I R C 2 0 0 5 A N N U A L R E P O R T

INDEPENDENT AUDITOR'S AND MANAGEMENT'S REPORT

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of International Royalty Corporation:

We have audited the consolidated balance sheets of International Royalty Corporation as at December 31, 2005 and 2004 and the consolidated statements of operations, shareholders’ equity and cash flows for the years ended December 31, 2005 and 2004, and the period from May 7, 2003 to December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years ended December 31,2005 and 2004,and the period from May 7,2003 to December 31,2003 in accordance with Canadian generally accepted accounting principles.

Vancouver, B.C. February 10, 2006

(except for note 11, which is as at February 24, 2006)

MANAGEMENT’S REPORT

The financial statements and the Management’s Discussion and Analysis included in this annual report have been prepared by, and are the responsibility of management of the Company. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and reflect management’s best estimates and judgments based upon information currently available.

Management has established and maintains a system of internal control, designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use and that financial information is reliable and accurate. The Audit Committee of the Board of Directors, comprised entirely of independent directors, has reviewed in detail the consolidated financial statements with management and external auditors. The consolidated financial statements have been approved by the Board of Directors upon recommendation of the Audit Committee.

The consolidated financial statements have been audited by our external auditors, PricewaterhouseCoopers LLP, in accordance with Canadian generally accepted auditing standards to allow them to express an opinion on the consolidated financial statements.

I R C 2 0 0 5 A N N U A L R E P O R T …33

CONSOLIDATED STATEMENTS OF OPERATIONS
expressed in U.S. dollars, except number of shares amounts

			Period from
			May 7, 2003 to
		Year ended December 31,	December 31,

	2005	2004	2003

Royalty revenues	$425	$357	$178

Expenses
Amortization	363	277	143
Business development	263	—	—
General and administrative	2,280	636	254
Impairment of royalty interests in
mineral properties	64	—	—
Stock-based compensation expense (note 7)	4,992	92	—

	7,962	1,005	397

Loss from operations	(7,537)	(648)	(219)

Other income (expense)
Foreign currency (loss) gain	(85)	3	6
Interest expense	(1,826)	—	—
Interest income	374	—	—

	(1,537)	3	6

Loss before income taxes	(9,074)	(645)	(213)
Current tax expense (note 6)	(7)	—	—
Future tax benefit (note 6)	586	—	—

	579	—	—

Loss for the year	$ (8,495)	$(645)	$(213)

Basic and diluted loss per share	(0.17)	(0.08)	(0.03)

Basic and diluted weighted
average shares outstanding	49,903,355	8,334,089	6,389,193

See accompanying notes to the Consolidated Financial Statements.

…34 I R C 2 0 0 5 A N N U A L R E P O R T

CONSOLIDATED BALANCE SHEETS AS AT DECEMBER 31, 2005 and 2004 (expressed in thousands of U.S. dollars)

	2005	2004

Assets
Current assets
Cash and cash equivalents	$12,735	$811
Short-term investments	1,716	—
Restricted cash (note 5)	1,807	—
Royalty receivable	114	97
Prepaid expenses and other current assets	260	1

	16,632	909

Royalty interest in mineral properties (note 3)	235,962	1,747
Furniture and equipment – net	122	6
Other long-term assets (note 4)	2,449	840

	255,165	3,502

Liabilities
Current liabilities	751	744
Senior secured debentures (note 5)	21,368	—
Future income taxes (note 6)	73,152	—

	95,271	744

Shareholders’ Equity (note 7)
Common shares
Authorized
Unlimited common shares without par value
Issued
57,027,568 (2004 – 5,849,433) common shares	164,176	2,058
Special warrants	—	1,478
Contributed surplus	5,071	80
Deficit	(9,353)	(858)

	159,894	2,758

	$255,165	$3,502

Nature of operations (note 1)
Subsequent event (note 11)

Approved by the Board of Directors

See accompanying notes to the Consolidated Financial Statements.

I R C 2 0 0 5 A N N U A L R E P O R T …35

CONSOLIDATED STATEMENTS OF CASH FLOWS (expressed in thousands of U.S. dollars)

			Period From
			May 7, 2003 to
	Year ended December 31,		December 31,

	2005	2004	2003

Cash flows from operating activities
Loss for the year	$ (8,495)	$ (645)	$ (213)
Items not affecting cash
Depreciation and amortization	380	281	144
Impairment of royalty interests in
mineral properties	64	—	—
Amortization of deferred debenture costs	166	—	—
Accretion of debenture discount	492	—	—
Future income tax	(586)	—	—
Non-cash foreign currency loss (gain)	970	(5)	(4)
Stock-based compensation	4,992	92	—

	(2,017)	(277)	(73)

(Increase) decrease in royalty receivable	(17)	16	(104)
(Increase) decrease in prepaid expenses
and other current assets	(254)	12	(13)
Increase in accounts payable	(111)	—	—
and accrued liabilities	610	88	47

	(1,789)	(161)	(143)

Cash flows from financing activities
Net proceeds from issuance of common shares	(125,567)	—	(2,140)
Purchases of furniture and equipment	(132)	—	(11)
Deferred charges relating to royalty acquisition	(75)	(99)	—
Investment in short-term investments	(1,708)	—	—
Restricted cash	(1,713)	—	—

	(129,195)	(99)	(2,151)

Cash flows from financing activities
Net proceeds from issuance of common shares	120,475	—	—
Net proceeds from unit offering	22,418	—	—
Deferred charges relating to the initial public
offering and unit offering	—	(131)	—
Proceeds from issuance of warrants	—	—	2,498
Proceeds from exercise of warrants	15	998	—

	142,908	867	2,498

Increase in cash and cash equivalents	11,924	607	204
Cash and cash equivalents –
Beginning of year	811	204	—

Cash and cash equivalents – End of year	12,735	811	204

Supplemental cash flow information (note 9)
See accompanying notes to the Consolidated Financial Statements.

…36 I R C 2 0 0 5 A N N U A L R E P O R T

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (expressed in thousands of U.S. dollars)

								Total
	Common shares		Special warrant		Contributed surplus			shareholders’

	Number	Amount	Number	Amount	Number	Amount	Deficit	equity

Founders’ special warrants	1	$—	3,600,000	$ —	—	$ —	$ —	$—
Williams Mine warrants (note 3)	—	—	—	—	950,000	28	—	28
Private placement – Initial financing
special warrants and financing warrants –
net of issuance costs of $238	—	—	4,400,000	2,275	950,000	28	—	2,303
Compensation special warrants	—	—	308,000	159	—	—	—	159
Compensation warrants	—	—	—	—	440,000	36	—	36
Loss	—	—	—	—	—	—	(213)	(213)

Balance at December 31, 2003	1	$—	8,308,000	$ 2,434	2,340,000	$ 92	$ (213)	$2,313
Cancellation of founders'
special warrants	—	—	(150,000)	—	—	—	—	—
Consultants’ special warrants granted	—	—	150,000	92	—	—	—	92
Exercise of founders’ special warrants	3,450,000	—	(3,450,000)	—	—	—	—	—
Exercise of consultants’ special warrants	150,000	92	(150,000)	(92)	—	—	—	—
Exercise of initial financing
special warrants	1,850,000	956	(1,850,000)	(956)	—	—	—	—
Exercise of financing warrants	399,432	1,010	—	—	(399,432)	(12)	—	998
Loss	—	—	—	—	—	—	(645)	(645)

Balance at December 31, 2003	5,849,433	$ 2,058	2,858,000	$ 1,478	1,940,568	$ 80	$ (858)	$2,758
Shares issued in connection with
the IPO (net of issuance costs)	37,790,698	124,253	—	—	—	—	—	124,253
Shares issued in connection with
the Unit Offering (net of
issuance costs) (note 7)	1,395,360	4,588	—	—	—	—	—	4,588
Shares issued for the purchase
of royalty interests in mineral
properties (note 3)	8,896,895	31,015	—	—	—	—	—	31,015
Exercise of initial financing
special warrants	2,550,000	1,319	(2,550,000)	(1,319)	—	—	—	—
Exercise of compensation
special warrants	308,000	159	(308,000)	(159)	—	—	—	—
Shares issued for services	2,249	8	—	—	—	—	—	8
Shares issued into escrow (note 5)	218,023	760	—	—	—	—	—	760
Stock options issued	—	—	—	—	3,978,000	4,992	—	4,992
Warrants exercised	16,910	16	—	—	(16,910)	(1)	—	15
Loss	—	—	—	—	—	—	(8,495)	(8,495)

Balance at December 31, 2005	57,027,568	$164,176	—	$ —	5,901,658	$ 5,071	$ (9,353)	$ 159,894

See accompanying notes to the Consolidated Financial Statements.

I R C 2 0 0 5 A N N U A L R E P O R T …37

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in U.S. dollars; figures in tables in thousands of dollars)
December 31, 2005 and 2004

1 NATURE OF OPERATIONS

International Royalty Corporation (“IRC” or the “Company”) was incorporated under the laws of Yukon, Canada on May 7, 2003 and was continued under the Canada Business Corporations Act on November 12, 2004. It was formed for the purpose of acquiring and creating natural resource royalties with a specific emphasis on mineral royalties. Operating activities commenced on July 1, 2003.

During the reporting periods, IRC received substantially all of its revenue from the same operation. During 2006, the Company anticipates that the majority of its revenues will be generated from the Voisey’s Bay Royalty (note 3). The Company is economically dependent upon the operator of the Voisey’s Bay property and the expected revenues there from.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF CONSOLIDATION AND PRESENTATION

The consolidated financial statements include the accounts of IRC and all of its wholly-owned subsidiaries. The material subsidiaries include IRC (U.S.) Management Inc.,Archean Resources Ltd. and IRC Nevada Inc. All intercompany balances and transactions have been eliminated on consolidation. The consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada and are expressed in United States dollars.

USE OF ESTIMATES

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The Company’s most significant estimates include the carrying value of royalty interests in mineral properties and the calculation of the fair value of stock-based compensation and warrants. Actual results could differ from those estimates by a material amount.

REVENUE

Royalty revenue is recognized when management can estimate the payable production from mine operations, when the underlying price is determinable, when collection is reasonably assured and pursuant to the terms of the royalty agreements. In some instances, the Company will not have access to sufficient information regarding payable production to make a reasonable estimate of revenue. In these instances,revenue recognition is deferred until the Company can make a reasonable estimate. Differences between estimates of royalty revenue and the actual amounts are adjusted and recorded in the period that the actual amounts are known. For the years ended December 31, 2005 and 2004, and the period from May 7, 2003 to December 31, 2003, IRC recorded revenue based on actual amounts received.

TRANSLATION OF FOREIGN CURRENCIES

The United States dollar is the functional currency of IRC and its subsidiaries.

Monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities at the exchange rates in effect at the time of acquisition or issue. Revenues and expenses are translated at rates approximating exchange rates in effect at the time of the transactions. Exchange gains or losses arising on translation are included in income or loss for the year.

…38 I R C 2 0 0 5 A N N U A L R E P O R T

INCOME TAXES

Income taxes are accounted for using the liability method.Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using the tax rates anticipated to apply in the periods that the temporary differences are expected to reverse. Future income tax assets are evaluated and, if realization is not considered more likely than not, a valuation allowance is provided.

LOSS PER SHARE

Basic loss per share is computed by dividing the net income or loss by the weighted average number of common shares outstanding during each period. Diluted loss per share reflects the effect of all potentially dilutive common stock equivalents. The weighted average number of shares for the year ended December 31, 2004 and the period ended December 31, 2003, includes the weighted average effect of common shares that were issuable under the Founders’ Special Warrants, the Initial Financing Special Warrants and the Compensation Special Warrants (note 7). These common shares were issuable for no cash consideration and were not considered contingently issuable for the purpose of the loss per share calculation.

The effect of the outstanding Williams Mine Warrants, the Financing Warrants, the Compensation Warrants and stock options (notes 3 and 7) are not included in the computation of diluted loss per share during the reporting period as their inclusion would be anti-dilutive.

CASH AN CASH EQUIVALENTS

Cash and cash equivalents consist of cash on deposit and highly liquid money market securities and investment deposits, with maturity dates less than three months at the time of acquisition and which are readily convertible into cash.

SHORT-TERM INVESTMENTS

Short-term investments, which are liquid investments that are readily convertible to known amounts of cash, are carried at the lower of amortized cost plus accrued interest and market value. Gains and losses on disposal of short-term investments are included in investment income in the period of realization. Premiums or discounts are amortized over the remaining maturity of the instrument and reported in interest income in the consolidated statement of operations.

The quoted fair market value of the short-term investments at December 31, 2005 was $1,716,000.

ROYALTY INTERESTS IN MINERAL PROPERTIES

Royalty interests in mineral properties include acquired royalty interests in production stage, development stage and exploration stage properties. The royalty interests in mineral properties are recorded at cost and capitalized as tangible assets, unless such interests are considered to be a financial asset or a derivative instrument. At December 31, 2005, all royalty interests in mineral properties are classified as tangible assets.

Acquisition costs of production and development stage royalty interests are amortized using the units of production method over the life of the mineral property, which is determined using available estimates of proven and probable reserves. Acquisition costs of royalty interests on exploration stage mineral properties, where there are no proven and probable reserves, are not amortized. At such time as the associated exploration stage mineral interests are converted to proven and probable reserves, the cost basis is amortized using the units of production method over available estimates of proven and probable reserves.

I R C 2 0 0 5 A N N U A L R E P O R T …39

FURNITURE AND EQUIPMENT

The Company initially records furniture and equipment at cost and provides for depreciation over their estimated useful lives ranging from three to seven years, using the straight-line method. Upon retirement or disposition of furniture and equipment, related gains or losses are recorded in operations.

IMPAIRMENT OF LONG-LIVED ASSETS

The Company evaluates long-lived assets for impairment when events or circumstances indicate that the related carrying amounts may not be recoverable. The recoverability of the carrying value of royalty interests in production and development stage mineral properties is evaluated based upon estimated future undiscounted net cash flows from each royalty interest property using available estimates of proven and probable reserves.

The Company evaluates the recoverability of the carrying value of royalty interests in exploration stage mineral properties in the event of significant decreases in the price of the underlying mineral, and whenever new information regarding the mineral property is obtained from the operator that could affect the future recoverability of the royalty interest.

Impairments in the carrying value of each royalty interest are measured and recorded to the extent that the carrying value in each royalty interest exceeds its estimated fair value, which is calculated using future discounted cash flows.

MEASUREMENT UNCERTAINTY

Management’s estimate of mineral prices, operators’ estimates of proven and probable reserves related to royalty properties and operators’ estimates of operating, capital and reclamation costs upon which the Company relies, are subject to significant risks and uncertainties. These estimates affect revenue recognition, amortization of royalty interest in mineral properties and the assessment of the recoverability of the royalty interest in mineral properties. Although management has made its best assessment of these factors based upon current conditions, it is possible that changes could occur, which could materially affect the amounts contained in these consolidated financial statements.

DEFERRED FINANCING CHARGES

Financing costs related to the issuance of the Senior Secured Debentures have been deferred (included in other long-term assets) and amortized to interest expense over the six year term of the related debt using the effective yield method.

SENIOR SECURED DEBENTURES

Proceeds from the Unit Offering were allocated into debt and equity components based upon their respective fair market values. The carrying value of the Senior Secured Debentures are being accreted to their maturity value through charges to interest expense over the term of the Debentures based on the effective yield method.

STOCK OPTIONS AND WARRANTS

The Company determines the fair value of awards to both employees and non-employees, and these amounts are recognized as an expense over the vesting period of the related option. Compensation expense for options and warrants granted is determined based on estimated fair values of the options and the warrants at the time of grant.

VARIABLE INTEREST ENTITIES

The Company has adopted Accounting Guideline 15 (AcG-15) “Consolidation of Variable Interest Entities (VIE)” effective January 1, 2005, whereby the guideline establishes when a company should consolidate a variable interest entity in its financial statements. AcG-15 provides the definition of a VIE and requires a VIE to be consolidated if a company is at risk of absorbing the VIE’s expected losses, or is entitled to receive the majority of the VIE’s expected residual returns, or both. The adoption of Accounting Guideline 15 has not had a material impact on the Company.

…40 I R C 2 0 0 5 A N N U A L R E P O R T

3 ROYALTY INTERESTS IN MINERAL PROPERTIES

		Accumulated
	Cost	amortization	Net

December 31, 2005
Production stage
Voisey’s Bay Royalty	$225,726	$—	$225,726
Williams Mine	2,168	(782)	1,386
Other	32	(2)	30

	227,926	(784)	227,142

Development stage
Belahouro	817	—	817

Exploration stage
Aviat One	2,211	—	2,211
Pinson	512	—	512
Other	5,280	—	5,280

	8,003	—	8,003

	$236,746	$(784)	$235,962

December 31, 2004
Production stage
Williams Mine	$2,168	$(421)	$1,747

On February 22,2005,IRC completed separate agreements with two individuals for the purchase of 100% of the common shares of Archean Resources Ltd. (“Archean”), which owns 90% of a 3% net smelter return royalty on the Voisey’s Bay property, located in northern Labrador, Canada. Total consideration paid was $149.4 million (CA$184.3 million), consisting of CA$152.5 million in cash and 7,395,349 common shares of the Company (“Common Shares”), valued at the Company’s initial public offering (“IPO”) price of CA$4.30 per Common Share, for a total value of CA$31.8 million. In accordance with EIC-124, “Definition of a Business”, the transaction has been accounted for as the acquisition of an asset and the full cost of the transaction, including the related future income tax adjustment of $75.9 million, has been allocated to the Voisey’s Bay Royalty. See note 6 regarding future income tax adjustments. On August 12, 2003, effective August 1, 2003, IRC completed the purchase of a 0.25% net smelter return royalty in the Williams Mine from a private individual. Consideration for the purchase was CA$2,877,000 ($2,139,000) and purchase warrants (the “Williams Mine Warrants”). The Williams Mine Warrants are exercisable for 950,000 of IRC’s Common Shares for CA$3.00 per Common Share. The Williams Mine Warrants are exercisable beginning on February 22, 2005, the closing date of the IPO, until the second anniversary thereof. The Williams Mine Warrants have been valued at $28,000, and are included in royalty interest in mineral properties in the December 31, 2005 and 2004 balance sheets. On November 15, 2004, the Company signed a letter agreement with BHP Billiton Worldwide Exploration Inc. (“BHPB”) (as superseded by a definitive agreement dated March 18, 2005) to acquire a mineral portfolio of 22 royalty interests for total consideration of $605,000 to be paid in cash and $625,000 in Common Shares valued at the offering price of the IPO of CA$4.30, equal to 180,189 Common Shares. On April 19, 2005, the Company completed the purchase of 14 royalty interests from BHPB for all of the Common Shares and $65,000. The purchase of a further 5 royalty interests were closed on May 2, 2005 for consideration of $510,000. The acquisition of the three remaining royalty interests for $30,000 is expected to be completed during 2006.

I R C 2 0 0 5 A N N U A L R E P O R T …41

On February 22, 2005, the Company acquired from the Hunter Exploration Group a portfolio of 17 gross overriding royalty interests in approximately 20 million acres of lands located in Nunavut Territory in Canada that are presently the subject of diamond exploration activities (the “Hunter Portfolio”).Total consideration paid was 1,162,791 in Common Shares valued at $4,053,000 (CA$5,000,000). See note 6 regarding future income tax adjustment.

On January 10, 2005, the Company acquired royalty interests on the Pinson gold and the Hasbrouck Mountain gold-silver deposits, both in Nevada, United States, from John Livermore for cash consideration of $520,000.

On February 22, 2005, the Company acquired from Hecla Mining Company a portfolio of 14 mineral royalty interests. Total consideration paid was 158,566 in Common Shares valued at $553,000.

During the year ended December 31, 2005, the Company recorded $363,000 ($277,000 in 2004 and $143,000, inception to December 31, 2003) in amortization expense.

PENDING ROYALTY ACQUISITION

On December 7, 2004, the Company signed a letter agreement with David Fawcett (superseded by a royalty purchase agreement dated February 22, 2005) to acquire 20.3% of a 1% royalty interest on four coal licenses in British Columbia for total consideration of CA$312,500 in cash and CA$937,500 in Common Shares valued at the offering price of the IPO of CA$4.30. Pursuant to an agreement dated February 22, 2005, the cash and 218,023 Common Shares were placed in escrow pending receipt of executed royalty assignment agreements from the property owner,Western Canadian Coal Corp. (“Western”).The value of the Common Shares has been included in other long-term assets at December 31, 2005 and will be transferred to royalty interests in mineral properties upon closing of the transaction.

On March 21, 2005, Western filed a petition with the Supreme Court of British Columbia to have the underlying royalty sharing agreement set aside. The Company has reviewed the petition and supporting affidavits filed by Western and believes that the position taken by Western is without merit. Subsequent to year-end, the Supreme Court of British Columbia ruled on this matter. See note 11.

4 OTHER LONG-TERM ASSETS

	December 31, 2005	December 31, 2004

Deferred charges relating to pending royalty acquisitions (note 3)	$835	$201
Financing costs related to issuance of the Debentures,
net of amortization of $166 (note 5)	1,479	—
Deferred charges relating to the IPO and Unit Offering	—	639
Other	135	—

	$2,449	$840

…42 I R C 2 0 0 5 A N N U A L R E P O R T

5 SENIOR SECURED DEBENTURES

On February 22, 2005, the Company completed a “Unit Offering” for gross proceeds of CA$30 million.The Unit Offering consisted of CA$30 million of 5.5% Senior Secured Debentures (the “Debentures”) due February 22, 2011 and 1,395,360 Common Shares. The obligations of the Company under the Debentures are collateralized by a general security agreement over all of the assets of the Company relating to the Voisey’s Bay Royalty.

Interest on the Debentures is payable semi-annually, on February 28 and August 31, with the principal of CA$30 million due at maturity in 2011. Under the terms of the Debentures, the first three semi-annual interest payments were withheld and placed into an escrow account and the first interest payment was paid from this account on August 31, 2005. The remaining balance of $1,413,000 in escrow is included in restricted cash on the balance sheet.

The proceeds received from the Debentures have been reduced by the fair value of the Common Shares issued of $4.9 million. Details of the balance at December 31, 2005 are as follows:

	CA$	US$

Senior Secured Debentures payable	30,000)	25,740)
Unaccreted discount	(5,096)	(4,372)

	24,904)	21,368)

The Company’s contractual obligation for future principal payments is one lump sum payment of $25,740,000 to be made on February 22, 2011. The obligation is denominated in CA$. All amounts were converted to US$ equivalents using an exchange rate of US$1.00 to CA$1.1655.

6 INCOME TAXES

Income tax expense varies from the amount that would be computed by applying the combined federal and provincial income tax rate of 33.62% (35.62% in 2004 and 2003) to loss before income taxes as follows:

			Period from
			May 7, 2003 to
	Year ended December 31,		December 31,

	2005	2004	2003

Loss before income taxes	$(9,074)	$(645)	$(213)

Expected income tax benefit	(3,051)	(229)	(76)
Tax effect of:
Change in valuation allowance	(305)	229	76
Stock-based compensation	1,678	—	—
Debenture discount	818	—	—
Resource adjustment	199	—	—
Other	82	—	—

Actual income tax benefit	$(579)	$—	$—

I R C 2 0 0 5 A N N U A L R E P O R T …43

At December 31, 2005 and 2004, IRC has unused Canadian net operating losses of $7,389,000 and $1,526,000 respectively, which expire as follows:

2010	$592
2011	$934
2012	$5,863

The Company has recorded a future income tax liability as a component of the cost of the Archean acquisition (Voisey’s Bay Royalty) and the Hunter Portfolio to reflect the fact that the Company has no amortizable basis in these assets for Canadian income tax purposes. Recording of the future income tax liability has resulted in the recognition of tax benefits related to the Company’s tax net operating losses, and certain expenses of the IPO and the Unit Offering. Future tax (assets) liabilities include the following components:

		December 31,
	2005		2004

Royalty interests in mineral properties	$78,239		$189
Share issue costs	(3,112)		—
Net operating loss carry-forward	(2,484)		(502)
Debenture discount	641		—
Other	(132)		8

	73,152		(305)
Less: Valuation allowance	—		305

	$73,152		$—

7 SHAREHOLDERS’ EQUITY

Activity in Common Shares was as follows:

	2005		2004			2003

	Shares	Amount	Shares	Amount	Shares Amount

Outstanding, beginning of year	5,849,433	$ 2,058	1	$ —	1		$—
Shares issued in connection with
the IPO (net of issuance costs)	37,790,698	124,253	—	—-	—		—
Shares issued in connection with
the Unit Offering (net of
issuance costs) (note 5)	1,395,360	4,588	—	—	—		—
Shares issued for the purchase of
royalty interests in mineral
properties (note 3)	8,896,895	31,015	—	—	—		—
Exercise of founders special warrants	—	—	3,450,000	—	—		—
Exercise of financing warrants	—	—	399,432	1,010	—		—
Exercise of initial financing
special warrants	2,550,000	1,319	1,850,000	956	—		—
Exercise of compensation
special warrants	308,000	159	—	—	—		—
Shares issued into escrow (note 5)	218,023	760	—	—	—		—
Other activity	19,159	24	150,000	92	—		—

Balance, end of year	57,027,568	$164,176	5,849,433	$ 2,058	1		$—

…44 I R C 2 0 0 5 A N N U A L R E P O R T

INITIAL PUBLIC OFFERING

On February 22, 2005, the Company completed its IPO of 37,790,698 Common Shares at CA$4.30 per Common Share for gross proceeds of CA$162.5 million. Proceeds received from the IPO and the Unit Offering are summarized as follows:

	CA$	US$

Gross proceeds from the IPO	162,500	131,659
Gross proceeds from the Unit Offering	30,000	24,321
Agents’ commission and expenses of offering	(16,336)	(13,218)

	176,164	142,762

INITIAL FINANCING SPECIAL WARRANTS AND FINANCING WARRANTS

In August 2003, IRC completed a private placement (the “Private Placement”) whereby IRC issued 4,400,000 special SPECIAL WARRANTS AND FINANCING WARRANTS warrants (“Initial Financing Special Warrants”) at CA$0.80 each, for gross proceeds of $2,541,000 (CA$3,520,000). Each Initial Financing Special Warrant allows the holder to acquire one Common Share for no additional consideration, and approximately 0.216 of a “Financing Warrant”.The Financing Warrant components of the Initial Financing Special Warrants have the same terms and conditions as the Williams Mine Warrants (described below) and were valued in total at $28,000. The Common Share component of the Initial Financing Special Warrants was valued at $2,275,000.

During November and December of 2004, 1,850,000 of the Initial Financing Special Warrants were exercised for 1,850,000 Common Shares and 399,432 Financing Warrants. All 399,432 Financing Warrants were exercised for 399,432 Common Shares, at an exercise price of CA$3.00 per Common Share for aggregate proceeds to the Company of $998,000 (CA$1,198,000). The remaining 2,550,000 Initial Financing Special Warrants were exercised upon the completion of the IPO, discussed above, for 2,550,000 Common Shares and 550,568 Financing Warrants.

COMPENSATION SPECIAL WARRANTS AND COMPENSATION WARRANTS

As compensation for the Private Placement, IRC issued 308,000 Compensation Special Warrants and 440,000 Compensation Warrants to IRC’s agent for the Private Placement. Each Compensation Special Warrant allowed the holder to acquire one Common Share for no additional consideration and, were recorded at a total value of $159,000. The Compensation Special Warrants were automatically exercised five business days after completion of the Company’s IPO in February 2005 for 308,000 Common Shares. Each Compensation Warrant allows the holder to acquire one Common Share at a price of CA$0.80, for a period of two years from February 22, 2005. The Compensation Warrants were valued at $36,000.

FOUNDERS' SPECIAL WARRANTS AND CONSULTANT'S SPECIAL WARRANTS

Effective August 1, 2003, IRC issued 3,600,000 founders’ special warrants (“Founders’ Special Warrants”) to the founding members of IRC. Each Founders’ Special Warrant allowed the holder to acquire one Common Share for no additional consideration. In November 2004, all of the Founders’ Special Warrants were exercised for 3,600,000 Common Shares.

I R C 2 0 0 5 A N N U A L R E P O R T …45

WILLIAMS MINE WARRANTS

In August 2003, IRC issued the Williams Mine Warrants as partial consideration for the acquisition of the Williams Mine royalty interest (note 3). The Williams Mine Warrants were valued at $28,000.

STOCK OPTIONS

On June 8, 2004, the Board of Directors of the Company adopted a stock option plan (the “Plan”) pursuant to which the Company may grant incentive stock options to directors, officers, employees of and consultants to the Company and any affiliate of the Company, at the Board of Director’s discretion. The exercise price of any option granted is fixed by the Board of Directors of the Company when such option is granted.

All options will be non-transferable (except that in the case of an optionee’s death, the option may be exercised by the optionee’s personal representative until the earlier of the option’s expiry date or the first anniversary of the optionee’s death). The term of the options is at the discretion of the Board of Directors, but may not exceed 10 years from the grant date. The options expire on the earlier of the expiry date or the date which is 90 days following the day on which the optionee ceases to be a director, officer, employee of or consultant to the Company and any affiliate of the Company. The options will be adjusted in the event of a share consolidation or subdivision or other similar change to the Company’s share capital. The aggregate number of Common Shares in respect of which options have been granted and remain outstanding under the Plan shall not at any time exceed 10% of the then issued and outstanding Common Shares, or exceed 5% of such amount to any one optionee.

During the year ended December 31, 2005, the Company issued 3,978,000 stock options to its directors, officers and employees. The stock options were at a weighted average exercise price of CA$4.19 per share and vested over periods ranging from 0 to 3 years at the time of issuance.

The Company uses the fair value based method of accounting for all stock-based compensation awards. The fair value of the stock options granted during 2005 has been determined to be $6,314,000 (of which $4,992,000 was recognized as expense during 2005) using the Black Scholes Option Pricing Model with the following assumptions:

Risk free interest rate	3.6% to 4.0%
Expected dividend yield	Nil
Expected price volatility of the Company’s common shares	60%
Expected life of the option	3.5 years
Weighted average fair value per stock option	$1.59

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options.

The following summarizes stock options outstanding at December 31, 2005:

Exercise price	Number	Remaining	Number
CA$	outstanding	contractual life	exercisable

3.67	50,000	4.5 years	50,000
3.75	978,000	4.9 years	—
3.97	100,000	4.3 years	100,000
4.30	2,500,000	4.1 years	2,500,000
4.80	300,000	4.2 years	300,000

	3,928,000		2,950,000

…46 I R C 2 0 0 5 A N N U A L R E P O R T

8 RELATED PARTY TRANSACTIONS

IRC subleased its corporate headquarters office space in Denver, Colorado from a company controlled by the chairman and chief executive officer of the Company through May 2005.The terms of the sublease were the same as the original underlying lease. Rent expense under the sublease during 2005, 2004 and 2003 was $10,000, $24,000, and $12,000, respectively.

During the years ended December 31, 2005 and 2004, and the period ended December 31, 2003, IRC incurred legal fees of CA$12,000, CA$42,000 and CA$35,000, respectively, from a law corporation related to one of its directors. These amounts are recorded at the exchange amount, which is the amount of consideration established and agreed to by the related parties. These expenses are included in general and administrative expenses on the statement of operations.

There were no amounts due from or to related parties at December 31, 2005 and 2004.

9 SUPPLEMENTAL CASH FLOW INFORMATION

			Period from
			May 7, 2003 to
	Year ended December 31,		December 31,

	2005	2004	2003

Deferred charges relating to the IPO and
Unit Offering included in accounts payable	$—	$512	$ —
Deferred charges relating to royalty acquisition
included in accounts payable	$—	$97	$ —

10 FINANCIAL INSTRUMENTS

FAIR VALUE

The fair values of the Company’s cash and cash equivalents, short-term investments, restricted cash, royalty receivable and accounts payable and accrued liabilities approximate the carrying amounts due to the short maturities of these instruments. The fair value of the Debentures approximates carrying value.

11 SUBSEQUENT EVENT

On February 24, 2006, the Supreme Court of British Columbia upheld the underlying royalty sharing agreement between David Fawcett and Western, discussed in note 3. Subject to Western’s right to appeal the decision (30 days from February 24, 2006), it is anticipated that the acquisition will be able to proceed to completion.

I R C 2 0 0 5 A N N U A L R E P O R T …47

MANAGEMENT AND BOARD

EXECUTIVE BOARD	NON-EXECUTIVE
AND MANAGERS	BOARD MEMBERS

Douglas B. Silver Chairman and Chief Executive Officer	Rene G. Carrier President, Lead Director
Euro American Capital Corporation
Douglas J. Hurst President	Christopher Daly Chief Financial Officer Coordinates Capital Corporation

Ray W. Jenner Chief Financial Officer and Secretary	Gordon J. Fretwell Securities Laywer Gordon J. Fretwell Law Corp.

George S. Young	Edward L. Mercaldo Financial Consultant and Private Investor
Vice President and General Counsel

David R. Hammond Vice President of Strategic Planning	Robert W. Schafer Vice President, Business Development Hunter Dickinson Inc.
and Private Investor

Colm St. Roch Seviour Senior Mining Law Partner Stewart McKelvey Stirling Scales
Hunter Dickinson Inc.

…48 I R C 2 0 0 5 A N N U A L R E P O R T

SHAREHOLDERS

ANNUAL MEETING	LEGAL COUNSEL
Thursday,May 18th,2006	Fasken Martineau DeMoulin LLP
9:00am – 10:00am	Toronto,Ontario
Toronto Stock Exchange

130 King Street West
Toronto,Ontario,M5X 1J2	AUDITORS
PricewaterhouseCoopers LLP

Vancouver,British Columbia
CORPORATE HEADQUARTERS

International Royalty Corporation
10 Inverness Drive East,Suite 104	TRANSFER AGENT/REGISTRAR
Englewood,Colorado 80112	CIBC Mellon Trust Company
Phone:(303) 799-9020	Toronto,Ontario
Fax:(303) 799-9017

Canadian Office
Suite 1000 - 888 3rd Street SW	STOCK EXCHANGE LISTING
Calgary,Alberta T2P 5C5	Toronto Stock Exchange
Phone:(403) 444-6961	(Symbol:IRC)

info@internationalroyalty.com
www.internationalroyalty.com	INVESTOR RELATIONS
Jack Perkins

Phone:(303) 991-9500
(800) 496-1629
jperkins@internationalroyalty.com